EXHIBIT 99.1

Equinox Gold Reports First Quarter 2022 Financial and Operating Results

All dollar figures in US dollars, unless otherwise indicated

VANCOUVER, BC, May 3, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce its first quarter 2022 summary financial and operating results. The Company's unaudited condensed consolidated interim financial statements and related management's discussion and analysis for the three months ended March 31, 2022 will be available for download on SEDAR, on EDGAR and on the Company's website. The Company will host a conference call and webcast on May 4, 2022 commencing at 7:30 am Pacific Time to discuss the Company's first quarter results and activities underway at the Company's projects. Further details are provided at the end of this news release.

Christian Milau, CEO of Equinox Gold, commented: "Over the first few months of 2022 we poured first gold at our new Santa Luz mine in Brazil, strengthened our balance sheet and investment portfolio with the sale of our non-core Mercedes mine, and made good progress with construction at our Greenstone project. We expect gold production to increase and costs to come down over the next three quarters with new production from Santa Luz, increased production from our other Brazil mines as the rainy season ends, and growing production at Mesquite. We are on track to achieve guidance for 2022, with 60% of production and more than 85% of cash flow forecast to come in the second half of the year. We look forward to achieving commercial production at Santa Luz and reporting on construction milestones at Greenstone as we ramp up activity heading into the summer season."

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2022

Operational

  Produced 117,452 oz of gold during the quarter; sold 119,324 oz of gold at an average realized gold price of $1,862 per oz
  Total cash costs of $1,238 per oz and AISC (all-in sustaining costs) of $1,578 per oz(1)
  Recommenced plant operations at RDM on March 14 following a temporary suspension on February 26 to reduce water levels in the tailings storage facility; mining and stockpiling of ore continued during the suspension
  Total recordable injury frequency rate of 3.76 for the quarter with five lost-time injuries, and 3.01 on a rolling 12-month basis

Earnings

  Earnings from mine operations of $28.5 million
  Net loss of $19.8 million or $(0.07) per share
  Adjusted net loss of $23.9 million(1) or $(0.08) per share(1), after adjusting for certain non-cash expense items(2)

Financial

  Cash flow from operations before changes in non-cash working capital of $33.5 million ($16.4 million cash flow used in operations after changes in non-cash working capital)
  Adjusted EBITDA of $43.4 million(1)(2)
  Expenditures of $37.1 million in sustaining capital and $90.7 million in non-sustaining capital(1)
  Cash and cash equivalents (unrestricted) of $151.2 million at March 31, 2022
    In April 2022, received $75 million on closing of the sale of Mercedes and $40 million on exercise of Solaris warrants issued by the Company
  Net debt(1) of $385.1 million at March 31, 2022 (including $278.9 million of in-the-money convertible notes)

Construction, development and exploration

  Poured first gold at Santa Luz on March 30, 2022; commissioning and ramp up continuing towards achieving commercial production
  Advanced Greenstone construction
    Overall project 20% complete and tracking on schedule and within budget
    Detailed engineering 91% complete
    Tailings management facility construction ahead of schedule
    Highway relocation on schedule
    Site civil works and concrete foundation work well advanced
    Plant earthworks 75% complete

POST QUARTER HIGHLIGHTS

  Sold Mercedes on April 21, 2022 to Bear Creek Mining Corporation for aggregate consideration of:
    $100 million in cash, with $75 million paid on closing and $25 million payable within six months of closing;
    24,730,000 common shares of Bear Creek Mining (TSXV: BCM); and
    A 2% net smelter return payable on production from Mercedes
  Exploration drilling in 70-km-long greenstone belt that hosts Fazenda and Santa Luz identified multiple near-mine and regional discoveries that highlight growth potential
  Received $40 million (C$50 million) and transferred five million shares of the Company's investment in Solaris Resources Inc. following the exercise of warrants the Company granted on April 28, 2021
  Acquired 1 million shares of Solaris at C$6.75 per share on exercise of share purchase warrants. Following the exercise of the share purchase warrants, the Company owns 13,826,737 shares, representing approximately 12.71% of Solaris
_________________________
1.	Cash costs per oz sold, AISC per oz sold, adjusted net income, adjusted EBITDA, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures.
2.	Primary adjustments for the three months ended March 31, 2022 were $18.7 million unrealized loss on change in fair value of share purchase warrants, $10.5 million unrealized foreign exchange loss, $18.1 million unrealized gain on foreign exchange contracts and $5.4 million unrealized gain on gold contracts.

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended
Operating data	Unit	March 31, 2022	December 31, 2021	March 31, 2021
Gold produced	oz	117,452	210,432	129,233
Gold sold	oz	119,324	212,255	128,555
Average realized gold price	$/oz	1,862	1,792	1,786
Cash costs per oz sold(1)	$/oz	1,238	1,039	1,141
AISC per oz sold(1)(2)	$/oz	1,578	1,265	1,482

Financial data
Revenue	M$	223.2	381.2	229.7
Earnings from mine operations	M$	28.5	99.4	44.2
Net (loss) income	M$	(19.8)	109.0	50.3
(Loss) earnings per share	$/share	(0.07)	0.37	0.21
Adjusted EBITDA(1)	M$	43.4	130.0	60.9
Adjusted net (loss) income(1)	M$	(23.9)	72.2	(3.2)
Adjusted EPS(1)	$/share	(0.08)	0.24	(0.01)

Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	151.2	305.5	317.5
Net debt(1)	M$	385.1	235.2	229.8
Operating cash flow before changes in non-cash working capital	M$	33.5	122.2	62.0
(1) Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures.
(2) Consolidated AISC per oz sold excludes corporate general and administration expenses.

During Q1 2022, the Company recognized revenue of $223.2 million on sales of 119,324 ounces of gold, compared to revenue for the three months ended December 31, 2021 ("Q4 2021") of $381.2 million on sales of 212,255 ounces of gold. Gold ounces sold and revenues are comparable to Q1 2021. The decrease in ounces sold from Q4 2021 to Q1 2022 was mainly due to decreased production at Los Filos, Aurizona, Mesquite and RDM. In accordance with the sites' mine plans, waste stripping occurs early in the calendar year, resulting in the majority of ore tonnes being mined later in the year. In addition to this, Q1 2022 production for RDM and Aurizona was lower than Q4 2021 due to higher levels of rainfall impeding production.

In Q1 2022, earnings from mine operations were $28.5 million, a decrease compared to $99.4 million in Q4 2021. Earnings from mine operations was impacted by lower gold production and higher operating costs due to oil prices, supply chain constraints and inflationary pressures. Net loss in Q1 2022 was $19.8 million compared to net income of $109.0 million in Q4 2021, driven by the decrease in earnings from mine operations and a $18.7 million loss on the change in fair value of share purchase warrants in Q1 2022 compared to a gain of $27.5 million in Q4 2021.

Adjusted EBITDA for Q1 2022 of $43.4 million decreased from $130.0 million in Q4 2021 driven by lower earnings from mine operations in Q1 2022. Adjusted net loss was $23.9 million for Q1 2022 compared to adjusted net income of $72.2 million in Q4 2021.

SELECTED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

$ amounts in millions, except per share amounts	Three months ended
	March 31, 2022	March 31, 2021
Revenue	$ 223.2	$ 229.7
Cost of sales
Operating expense	(152.4)	(146.8)
Depreciation and depletion	(42.3)	(38.7)
Earnings from mine operations	28.5	44.2
Care and maintenance expense	(0.4)	(2.0)
Exploration expense	(3.2)	(3.0)
General and administration expense	(11.8)	(7.4)
Income from operations	13.1	31.9
Finance expense	(9.4)	(8.7)
Finance income	0.8	0.4
Share of net loss in associate	(1.6)	(2.7)
Other (expense) income	(19.0)	49.3
Net (loss) income before taxes	(16.1)	70.3
Income tax expense	(3.7)	(20.0)
Net (loss) income	$ (19.8)	$ 50.3
Net (loss) income per share attributable to Equinox Gold shareholders
Basic	$ (0.07)	$ 0.21
Diluted	$ (0.07)	$ 0.14

Additional information regarding the Company's financial results and activities underway at the Company's projects is available in the Company's Q1 2022 Financial Statements and accompanying management's discussion and analysis for the three months ended March 31, 2022, which will be available for download on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

RECENT DEVELOPMENTS

Due to a reversal of previous decisions by SUPRAM (State Environmental Agency - Minas Gerais), permitting the next TSF raise at RDM is delayed. Discussions with regulatory authorities are ongoing. If the Company is not able to achieve satisfactory resolution prior to the need to start the next raise in Q2 2022, operations at the mine may be temporarily suspended commencing in Q2 or Q3 2022.

The RDM TSF is raised on an intermittent basis throughout the mine life to store additional tailings produced from ongoing operations. The TSF has been designed and is operated to industry best practices and is regularly inspected and audited by independent parties. A design alteration was filed with SUPRAM in 2017 to change from a centreline to a downstream design, which is considered the safest construction method, and since 2018 each raise has been completed using a downstream design. Permits to raise the TSF using a downstream design were granted in 2019 and 2020. In 2020, the Company requested a raise method formalization as an addendum to the license to operate, confirming the change to a downstream design, and in early 2021 SUPRAM granted the permit to raise the TSF to its current level. In 2021, the Company applied for a permit for the next TSF raise, which has not been granted to date.

NON-IFRS MEASURES

The Company's financial and operating results are prepared in accordance with International Financial Reporting Standards ("IFRS"). This news release includes the following non-IFRS measures which have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Such non-IFRS measures have been derived from the Company's financial statements and are consistently measured and presented. Non-IFRS measures are intended to provide additional information about the performance of the Company and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash costs and cash costs per oz sold

Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz sold. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz sold

The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below. Readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In calculating AISC, the Company includes silver by-product credits as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$'s in millions, except ounce and per oz figures	Three months ended
	March 31, 2022	December 31, 2021	March 31, 2021
Gold ounces sold	119,324	212,255	128,555
Operating expenses	$ 152.4	$ 215.5	$ 146.8
Lease payments	2.4	3.8	2.2
Silver by-product credits	(1.0)	0.3	(0.1)
Non-recurring charges recognized in operating expenses (1)	—	(0.4)	—
Fair value adjustment on acquired inventories	(5.9)	1.4	(2.3)
Total cash costs	$ 147.8	$ 220.6	$ 146.6
Cash costs per gold oz sold	$ 1,238	$ 1,039	$ 1,141
Total cash costs	$ 147.8	$ 220.6	$ 146.6
Sustaining capital	37.1	42.4	41.3
Reclamation expenses	2.4	5.5	2.6
Sustaining exploration expenses	1.0	—	0.1
Total AISC	188.3	268.5	190.6
AISC per oz sold	$ 1,578	$ 1,265	$ 1,482
(1) Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.

Sustaining and non-sustaining capital reconciliation

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company's projects and certain expenditures at the Company's operating sites which are deemed expansionary. Sustaining capital expenditures can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment and TSF raises.

The following table provides a reconciliation of sustaining capital expenditures to the Company's total capital expenditures for continuing operations.

	Three months ended
$'s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Capital additions to mineral properties, plant and equipment(1)	$ 129.1	$ 135.4	$ 112.1
Less: Non-sustaining capital at operating sites	(30.3)	(23.4)	(27.1)
Less: Non-sustaining capital at development projects	(60.4)	(62.4)	(8.3)
Less: Capital expenditures - corporate	(0.1)	(0.1)	(0.4)
Less: Other non-cash additions(2)	(1.2)	(7.1)	(35.1)
Sustaining capital expenditures	$ 37.1	$ 42.4	$ 41.3
(1) Per note 5 of the condensed consolidated interim financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2) Non-cash additions include right-of-use assets associated with leases recognized in the period and capitalized depreciation for deferred stripping activities.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$'s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Operating cash flow before non-cash changes in working capital	$ 33.5	$ 122.2	$ 62.0
Add: Operating cash flow used by non-mine site activity(1)	39.1	32.7	17.1
Cash flow from operating mine sites	$ 72.6	$ 154.9	$ 79.1

Mineral property, plant and equipment additions	$ 129.1	135.4	112.1
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(61.7)	(69.6)	(43.8)
Capital expenditure from operating mine sites	67.3	65.8	68.4
Lease payments related to non-sustaining capital items	3.4	3.5	1.2
Non-sustaining exploration expenses	2.1	3.0	2.2
Total mine site free cash flow	$ (0.3)	$ 82.7	$ 7.3
(1) Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.

AISC contribution margin, EBITDA and adjusted EBITDA

The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use AISC contribution margin and adjusted EBITDA to evaluate the Company's performance and ability to generate cash flows and service debt. AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

Prior to Q4 2021, adjusted EBITDA was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted EBITDA for March 31, 2021 has been adjusted to conform with the current methodology and is different from those previously reported.

The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:

AISC Contribution Margin

Three months ended
$'s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Revenue	$ 223.2	$ 381.2	$ 229.7
Less: AISC	(188.3)	(268.5)	(190.6)
AISC contribution margin	$ 34.9	$ 112.7	$ 39.1

EBITDA and Adjusted EBITDA

	Three months ended
$'s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Net (loss) income before tax	$ (16.1)	$ 88.2	$ 70.3
Depreciation and depletion	42.6	66.7	38.8
Finance expense	9.4	10.3	8.7
Finance income	(0.8)	(1.1)	(0.4)
EBITDA	$ 35.1	$ 164.1	$ 117.4
Non-cash share-based compensation expense (recovery)	1.3	0.8	(0.1)
Unrealized loss (gain) on change in fair value of warrants	18.7	(27.5)	(33.3)
Unrealized gain on gold contracts	(5.4)	(4.3)	(42.1)
Unrealized (gain) loss on foreign exchange contracts	(18.1)	(1.7)	11.3
Unrealized foreign exchange loss (gain)	10.5	(10.8)	(1.0)
Non-recurring charges recognized in operating expense(1)	—	0.4	—
Transaction costs	0.1	0.5	0.5
Share of net loss (income) on investment in associate	1.6	(8.3)	2.7
Other (income) expense(2)	(0.4)	16.8	5.5
Adjusted EBITDA	$ 43.4	$ 130.0	$ 60.9
(1) Non-recurring charges recognized in operating expenses relates to an impairment charge on replacement parts at Mesquite.
(2) Other expense for the three months ended March 31, 2022 includes a $1.9 million loss on the change in fair value of derivative liabilities. Other expense for the three months ended December 31, 2021 includes an $8.0 million loss on disposal of plant and equipment and a $6.0 million expected credit loss. Other expense for the three months ended March 31, 2021 includes a $1.7 million loss on disposal of plant and equipment and a $1.0 million loss on change in fair value of marketable securities.

Adjusted net income and adjusted EPS

Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

Prior to Q4 2021, adjusted net income was calculated excluding transaction costs as an adjusting item. Commencing in Q4 2021, the Company has adjusted for transaction costs as this item is not considered representative of core operating performance. The calculation of adjusted net income for March 31, 2021 has been adjusted to conform with the current methodology and is different from those previously reported.

The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended
$'s in millions	March 31, 2022	December 31, 2021	March 31, 2021
Basic weighted average shares outstanding	285,835,623	300,790,672	242,576,291
Diluted weighted average shares outstanding	285,835,623	348,996,674	291,620,441
Net (loss) income attributable to Equinox Gold shareholders	$ (19.8)	$ 109.0	$ 50.3
Add (deduct):
Non-cash share-based compensation expense (recovery)	1.3	0.8	(0.1)
Unrealized loss (gain) on change in fair value of warrants	18.7	(27.5)	(33.3)
Unrealized gain on gold contracts	(5.4)	(4.3)	(42.1)
Unrealized (gain) loss on foreign exchange contracts	(18.1)	(1.7)	11.3
Unrealized foreign exchange loss (gain)	10.5	(10.8)	(1.0)
Non-recurring charges recognized in operating expense(1)	—	0.4	—
Transaction costs	0.1	0.5	0.5
Share of net loss (income) on investment in associate	1.6	(8.3)	2.7
Other expense(2)	(0.4)	16.8	5.5
Income tax impact related to above adjustments	(1.8)	—	—
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	(10.6)	(2.7)	3.0
Adjusted net (loss) income	$ (23.9)	$ 72.2	$ (3.2)
Adjusted (loss) income per share - basic ($/share)	$(0.08)	$0.24	$(0.01)
Adjusted (loss) income per share - diluted ($/share)	$(0.08)	$0.21	$(0.01)
(1) Non-recurring charges recognized in operating expense relates to an impairment charge on replacement parts at Mesquite.
(2) Other expense for the three months ended March 31, 2022 includes a $1.9 million loss on the change in fair value of derivative liabilities. Other expense for the three months ended December 31, 2021 includes an $8.0 million loss on disposal of plant and equipment and a $6.0 million expected credit loss. Other expense for the three months ended March 31, 2021 includes a $1.7 million loss on disposal of plant and equipment and a $1.0 million loss on change in fair value of marketable securities.

Net debt

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company's performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	March 31, 2022	December 31, 2021	March 31, 2021
Current portion of loans and borrowings	$ 26.7	$ 26.7	$ 20.0
Non-current portion of loans and borrowings	509.6	514.0	527.3
Total debt	536.2	540.7	547.3
Less: Cash and cash equivalents (unrestricted)	(151.2)	(305.5)	(317.5)
Net debt	$ 385.1	$ 235.2	$ 229.8

CONFERENCE CALL AND WEBCAST

Equinox Gold will host a conference call and webcast on Wednesday, May 4, 2022 commencing at 7:30 am Pacific Time to discuss the Company's first quarter results and activities underway at the Company's projects. All participants will have the opportunity to ask questions of Equinox Gold's CEO and executive team. The webcast will be archived on Equinox Gold's website until November 4, 2022.

Conference call
Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast
www.equinoxgold.com

ABOUT EQUINOX GOLD

Equinox Gold is a Canadian mining company operating entirely in the Americas, with six operating gold mines, a mine in commissioning, and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

CAUTIONARY NOTES

Technical Information

Doug Reddy, Msc, P.Geo., Equinox Gold's COO, is the Qualified Person under National Instrument 43-101 for this Equinox Gold press release and has reviewed and approved the technical information in this document.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company's ability to successfully advance its growth and development projects, including the commissioning of Santa Luz, the construction of Greenstone and the expansions at Los Filos, Castle Mountain and Aurizona; the expectations for the Company's investments in Solaris, i-80 Gold, Pilar Gold and Bear Creek; the Company's production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words "believe", "will", "advancing", "strategy", "plans", "budget", "anticipated", "expected", "estimated", "on track", "target", "objective" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; commissioning of Santa Luz and construction of Greenstone being completed and performed in accordance with current expectations; expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company's working history with the workers, unions and communities at Los Filos; all necessary permits, licenses and regulatory approvals are received in a timely manner, including for the RDM tailings storage facility raise; the Company's ability to comply with environmental, health and safety laws and other regulatory requirements; the strategic visions for i-80 Gold, Solaris Resources, Pilar Gold and Bear Creek and their respective abilities to successfully advance their projects; the ability of Pilar Gold and Bear Creek to meet their respective payment commitments to the Company; and the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all, including for the RDM tailings storage facility raise; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion; the failure by Pilar Gold or Bear Creek to meet their respective payment commitments to the Company; and those factors identified in the section titled "Risks and Uncertainties" in the Company's MD&A dated May 3, 2022 for the three months ended March 31, 2022, the section titled "Risks and Uncertainties" in the Company's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in the Company's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

View original content:https://www.prnewswire.com/news-releases/equinox-gold-reports-first-quarter-2022-financial-and-operating-results-301539122.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/03/c8460.html

%CIK: 0001756607

For further information: EQUINOX GOLD CONTACTS: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 19:59e 03-MAY-22